September 8, 2005

VIA EDGAR FILING

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C. 20549

Re:          Response to Letter dated August 25, 2005

Dear Ms. Collins:

We are submitting the following responses to the comments in your letter (the “Comment Letter”) dated August 25, 2005, to Mark R. Goldston, Chairman, President and Chief Executive Officer of United Online, Inc.  For the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), please note that we have repeated your comments 1 through 3 in italic type, and the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter.

1.             Comment: We note that the company reclassified auction rate securities of $62.3 million as of December 31, 2003 from cash and cash equivalents to short-term investments on its consolidated balance sheet.  Tell us how you considered this reclassification in determining your disclosure controls and procedures were effective as of December 31, 2004 pursuant to Item 307 of Regulation S-K and in your determination, it appears, that there were no changes in internal control over financial reporting pursuant to Item 308(c).

Response to Comment No.1:

Prior to the company’s Annual Report on Form 10-K for the year ended December 31, 2004, we had classified our auction rate securities based on the timing of the reset period of the interest rates – as such, those securities where the interest rate would reset in fewer than 90 days were classified as cash and cash equivalents and those where the interest rate would reset in more than 90 days were classified as short-term investments.  While we recognized that the ultimate maturities of the underlying securities were long-term in nature, we viewed the interest rate reset feature as the key factor in determining the classification of each security. At the time, our analysis of the economic substance of these securities and the accounting guidance in SFAS 95 and SFAS 115 resulted in our classifying auction rate securities with interest reset dates of fewer than 90 days as cash and cash equivalents.  Accordingly, we concluded that the reset feature of

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

the securities approximated a maturity date in the marketplace.  We believe that this conclusion and the resulting classification of the auction rate securities were appropriate absent any specific accounting guidance that would indicate otherwise.

Each quarter, we analyze the classification of these securities by monitoring changes in the nature of the auction rate securities and reviewing relevant updates to changes in generally accepted accounting principles.

In early 2005, a number of publications, including the Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” discussed specific guidance with respect to the proper classification of auction rate securities as short-term investments.  The new guidance was communicated to management, including our principal executive, financial and accounting officers, on a timely basis.  Management reviewed and discussed the issue, including its decision to reclassify certain of the securities as short-term investments, with the Audit Committee of our Board of Directors.  Following the Audit Committee discussion, management concluded that such reclassification was not material.  This conclusion was made after considering the impact of the reclassification on the face of the financial statements and other disclosures, including the importance of the reclassification to investors.  In addition, management considered the following:

•                  the reclassification caused neither a breach of any debt covenant nor any event of default under our then-existing credit agreement;

•                  the reclassification affects only the “cash and cash equivalents” and the “short-term investments” consolidated balance sheets.  It does not impact total current assets, the current ratio, working capital or other similar financial metrics;

•                  the reclassification does not affect our consolidated statements of operations, total stockholders’ equity or comprehensive income (loss);

•                  the reclassification does not affect our net cash provided by (used for) operating activities or financing activities in our consolidated statements of cash flows;

•                  the reclassification did not and would not affect our liquidity position;

•                  the reclassification would not affect the presentation of our condensed consolidated balance sheets in our earnings releases as cash and cash equivalents and short-term investments are grouped into one line item; and

•                  the reclassification would not affect how management communicates any measure of liquidity to investors as cash and cash equivalents and short-term investments are discussed and grouped together for investor discussions.

Further, we believed the reclassification would not alter an investor’s view of the company’s liquidity position.  As such, we did not believe that the reclassification would be important to an investor in making an investment decision about the company, particularly given the totality and detail of information available.

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

Based on the foregoing, we determined that the company’s disclosure controls and procedures were effective as of December 31, 2004.  Specifically supporting this conclusion was the fact that the information required to be disclosed by the company in the reports filed under the Securities Exchange Act of 1934, as amended, was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

One of the key controls in the company’s quarterly financial reporting process is the preparation and review of a financial reporting disclosure checklist.  This checklist, which is updated quarterly for all newly issued technical accounting literature, helps us remain current on all changes and updates in generally accepted accounting principles.  With respect to the preparation of Form 10-K for the year ended December 31, 2004, this checklist did include the new guidance related to auction rate securities.  Thus, there were no changes in our internal controls over financial reporting.

2.             Comment:  We note your use of non-GAAP measures (e.g. adjusted net income, OIBDA and free cash flow) under Item 9.01 of the Form 8-K noted above which exclude a number of recurring items.  Tell us the usefulness and material limitations of these Non-GAAP measures in assessing performance.  Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

i.                                         the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

ii.                                     the economic substance behind management’s decision to use such a measure;

iii.                                 the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

iv.                                   the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

v.                                       the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response to Comment No. 2:

The following is a discussion of items 2(i) through 2(v) of the Comment Letter for each of adjusted OIBDA, adjusted net income and free cash flow.

Adjusted OIBDA:

Adjusted operating income before depreciation and amortization (adjusted OIBDA) is defined as operating income before depreciation, amortization, stock-based compensation and facility-exit costs.  We believe that because adjusted OIBDA excludes certain items that (1) do not impact the company’s cash flows (such as depreciation, amortization and

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

stock-based compensation) or (2) management believes are not reflective of the company’s core operating results over time, it provides investors with additional useful information to measure the company’s performance, particularly with respect to changes in performance from period to period, and to assess the company’s ability to make ongoing capital expenditures, fund working capital requirements, incur and repay indebtedness, pay dividends and fund strategic initiatives.  Management uses adjusted OIBDA for these purposes, as well as to allocate resources in managing the business, and we monitor adjusted OIBDA to ensure compliance with specific financial covenants in our term loan agreement.  Our Board of Directors uses this measure in determining certain compensation incentives for certain members of our management team.  The economic substance behind our decision to use adjusted OIBDA is that non-cash charges – which include depreciation, amortization and stock-based compensation – are significant in relation to the company’s on-going operating expenses.  For the quarters ended June 30, 2005 and 2004, these non-cash charges totaled $12.4 million and $6.8 million, respectively, and represented 11% and 8% of total operating expenses, respectively.  Non-recurring facility-exit costs, which are related to the relocation of our corporate headquarters and which at the time we did not anticipate would re-occur within two years, of $1.6 million incurred in the quarter ended June 30, 2004 represented 17% of total general and administrative expenses.  This increase in general and administrative expenses in the June 2004 quarter was a significant deviation from historical levels.  For example, the general and administrative expenses reported during each of the three quarters ended March 31, 2004 was in the range of $6.9 - $7.0 million.  We do not believe that there are any material limitations associated with the use of this measure, particularly when such measure is disclosed with its most comparable GAAP financial measure.  However, a limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business.  Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and purchase accounting.  An additional limitation associated with this measure is that it does not include stock compensation expenses related to our workforce.  Management compensates for this limitation by providing supplemental information about stock compensation expense on the face of the consolidated statements of operations in our earnings release.

Adjusted Net Income:

Adjusted net income is defined as net income before the after-tax effect of amortization of intangible assets, stock-based compensation, facility-exit costs and the re-measurement of certain deferred tax assets.  We use adjusted net income to measure the company’s financial performance, particularly from period to period, because it excludes certain items that either do not impact our cash flows or which we believe are not reflective of the company’s core operating results over time.  We believe that this measure provides investors with additional useful information in evaluating the company’s performance from period to period.  The economic substance behind our

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

decision to use adjusted net income is that non-cash charges – which include amortization and stock-based compensation – are significant in relation to the company’s on-going operating expenses.  For the quarters ended June 30, 2005 and 2004, these non-cash charges totaled $8.6 million and $5.1 million, respectively, and represented 41% and 24% of pre-tax income, respectively.  Non-recurring facility-exit costs, which are related to the relocation of our corporate headquarters and which at the time we did not anticipate would re-occur within two years, had the effect of decreasing pre-tax income by $1.6 million, or 8% of pre-tax income in the quarter ended June 30, 2004.  The income tax effect of the adjusting entries and re-measurement of certain deferred tax assets in the quarters ended June 30, 2005 and 2004 were $1.5 million, or 14% of net income, and $2.4 million, or 20% of net income, respectively.  These adjustments are significant because they exclude certain items which are not reflective of the company’s core operating results over time.  For example, for the quarter ended December 31, 2004, adjusted net income included a $68.6 million decrease in net income for the elimination of the benefit recognized for a portion of our deferred tax assets. We do not believe that there are any material limitations associated with the use of this measure, particularly when such measure is disclosed with its most comparable GAAP financial measure.  However, the limitations of adjusted net income are that, similar to adjusted OIBDA, it does not include certain costs, and the term adjusted net income does not have a standardized meaning. Therefore, other companies may use the same, or a similarly-named measure but exclude different items, which may not provide investors a comparable view of our performance in relation to other companies in our industry.  We compensate for this limitation by presenting the most comparable GAAP measure, net income, directly ahead of adjusted net income in our earnings release and by providing a reconciliation that clearly shows and describes the adjustments made.

Free Cash Flow:

Free cash flow is defined as net cash provided by operating activities before cash paid for relocation costs, less capital expenditures.  We believe that free cash flow provides investors with additional useful information to measure operating liquidity because it reflects the company’s operating cash flows after investing in capital assets, and excludes the cash impact of items that we believe are not reflective of the company’s core operating results over time.  This measure is used by management, and we believe is also useful for investors, to assess the company’s ability to pay its quarterly dividend, repay debt obligations and generate cash flow for a variety of strategic opportunities, including reinvestment in the business and effecting potential acquisitions and share repurchases.  The economic substance behind our decision to use free cash flow is that the adjustments – cash paid for relocation costs and capital expenditures – are significant in relation to the company’s cash flows and have the effect of (1) excluding the cash impact of items which we believe are not reflective of the company’s core operating results over time (non-recurring relocation costs); and (2) including the impact of items which we believe are reflective of the company’s operating results over time (capital expenditures).  For the quarters ended June 30, 2005 and 2004, decreases to net cash provided by operating

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

activities to calculate free cash flow were $5.0 million, or 12% of net cash provided by operating activities, and $2.5 million, or 9% of net cash provided by operating activities, respectively.  We believe these adjustments may be useful in assessing the recurring ability of the company’s operations to generate cash flow.  We do not believe that there are any material limitations associated with the use of this measure, particularly when such measure is disclosed with its most comparable GAAP financial measure.  However, the limitation of free cash flow is that it excludes cash paid for non-recurring relocation costs during certain periods.  We compensate for this limitation by presenting the most comparable GAAP measure, net cash provided by operating activities, directly ahead of free cash flow in our earnings release and by providing a reconciliation to net cash provided by operating activities that clearly shows and describes the adjustments made.

In each case, we believe these non-GAAP measures, when disclosed with our GAAP results and reconciled to the most comparable GAAP financial measures, provide investors greater transparency into our core operating results and trends affecting our business than could be obtained without these non-GAAP financial measures.  Further, providing this information gives investors the same financial metrics management uses to make key financial and business decisions, enabling them to perform more meaningful comparisons of the company’s financial results from period to period.

While we have considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Question 8”) as described above, we do not believe that the disclosures referred to therein are required to be included in our earnings releases.  Question 8 addresses the presentation of non-GAAP financial measures under Item 10(e)(1) of Regulation S-K.  The requirements of Item 10(e)(1) of Regulation S-K apply to non-GAAP financial measures included in filings with the Commission.  Exhibit 99.1 to the company’s Current Report on Form 8-K dated August 2, 2005 was related to the information provided pursuant to Item 2.02, and was furnished to the Commission pursuant to General Instruction B.2. to Form 8-K.  General Instruction B.2. provides that, “if a report on Form 8-K contains disclosures under Item 2.02 or Item 7.01…all exhibits to such report relating to Item 2.02 or Item 7.01 will be deemed furnished, and not filed, unless the registrant specifies, under Item 9.01 (Financial Statements and Exhibits), which exhibits, or portions of exhibits, are intended to be deemed filed rather than furnished pursuant to this instruction.”  Accordingly, we have looked to the requirements of Rule 100(a) and (b) of Regulation G in guiding our presentation of non-GAAP financial measures in our earnings releases rather than Item 10(e)(1) of Regulation S-K.

3.             Comment:  Your Reconciliation of Net Income to Adjusted Net Income on page 9 of Exhibit 99.1 appears to include a number of measures, such as non-GAAP general and administrative, non-GAAP stock-based compensation, non-GAAP provision for income taxes, etc., for which you have not included the disclosures pursuant to Item 10(e)(1) of Regulation S-K.  Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with Item 100(b) of Regulation G.

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

Response to Comment No. 3:

The requirements of Item 10(e)(1) of Regulation S-K apply to non-GAAP financial measures included in filings with the Commission.  Exhibit 99.1 to the company’s Current Report on Form 8-K dated August 2, 2005 was related to the information provided pursuant to Item 2.02 and was furnished to the Commission pursuant to General Instruction B.2. to Form 8-K.  General Instruction B.2. provides that, “if a report on Form 8-K contains disclosures under Item 2.02 or Item 7.01…all exhibits to such report relating to Item 2.02 or Item 7.01 will be deemed furnished, and not filed, unless the registrant specifies, under Item 9.01 (Financial Statements and Exhibits), which exhibits, or portions of exhibits, are intended to be deemed filed rather than furnished pursuant to this instruction.”  Accordingly, we have looked to the requirements of Rule 100(a) and (b) of Regulation G in guiding our presentation of non-GAAP measures in our earnings releases rather than Item 10(e)(1) of Regulation S-K.

Management believes every public presentation the company makes of a non-GAAP financial measure is in compliance with Rule 100(a) and (b) of Regulation G.  Specifically, Rule 100(b) of Regulation G states: “A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

The table showing the Reconciliation of Net Income to Adjusted Net Income in Exhibit 99.1 is clearly labeled in an effort to avoid possible confusion: (i) the table is presented as a “Reconciliation of Net Income to Adjusted Net Income”; (ii) the heading is followed by a footnote reference and the footnote states that “adjusted net income is not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP”; (iii) the columns within the table are clearly labeled as “Reported,” “Adjustments” and “Adjusted”; and (iv) the table includes several explanatory footnotes regarding each of the adjustments.

Additionally, we believe our presentation provides more transparency than a simplified reconciliation as set forth in Exhibit 1 (the “Altered Presentation”). Our presentation shows a line-by-line reconciliation of net income to adjusted net income, allowing the reader to easily identify the amount and respective percentage of each adjustment to each line item within the statement of operations.  Significantly, if we reconciled net income to adjusted net income by adding back the adjusting entries and deducting the income tax effect of those adjusting entries as shown in Exhibit 1, the reader does not have a way of readily determining our adjusted income tax rate.  Instead, the reader would have to combine the information contained in the consolidated statement of operations with the income tax effect of the adjusting entries to determine the adjusted income tax rate.  We believe our reconciliation is clear and not misleading and better facilitates the review of the metrics we present in our earnings release.

Ms. Kathleen Collins

Securities and Exchange Commission

September 8, 2005

Taken as a whole, we believe the “Reconciliation of Net Income to Adjusted Net Income” does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of such non-GAAP financial information, in light of the circumstances under which it is presented, not misleading.

While we believe that our current presentation of the reconciliation complies with Rule 100(b) of Regulation G and assists with the review of the financial information provided in our earnings release, we will instead provide the reconciliation in the manner set forth in Exhibit 1 hereto in future presentations of the reconciliation if the Staff desires us to do so.

In addition to the responses to the Staff’s comments set forth above, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss these matters directly with the Staff should further clarification be necessary or any additional information be required to address the matters raised in the Staff’s Comment Letter.  In that regard, please contact me at (818) 287-3318 or Frederic A. Randall, Jr., our General Counsel, at (818) 287-3315, with any additional questions.

Respectfully submitted,

/s/ Charles S. Hilliard
Charles S. Hilliard
Executive Vice President, Finance and
Chief Financial Officer

cc:	Megan Akst, Division of Corporation Finance
Tom Ferraro, Division of Corporation Finance
Mark R. Goldston
Frederic A. Randall, Jr.
Brian J. McCarthy, Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Skadden, Arps, Slate, Meagher & Flom LLP
Christian Jester, PricewaterhouseCoopers, LLP

Exhibit 1

Reconciliation of Net Income to Adjusted Net Income

(in thousands, except per-share data)

	Three Months Ended June 30, 2005		Three Months Ended June 30, 2004
Net income	$10,672		$12,310
Add:
Facility-exit costs	—		1,601	(a)
Stock-based compensation	2,920		739
Amortization	5,654		4,393
	19,246		19,043

Income tax effect of adjusting entries and re-measurement of certain deferred tax assets	(1,538)		(2,440)
Adjusted net income	$17,708		$16,603

Adjusted basic net income per share	$0.29		$0.27
Adjusted diluted net income per share	$0.27		$0.25

Shares used to calculate adjusted basic net income per share	60,831		61,669
Shares used to calculated adjusted diluted net income per share	64,899	(b)	66,238	(b)

(a)           Facility-exit costs incurred as a result of the relocation of the company’s corporate headquarters.

(b)          Includes the adjustment of shares used to calculate diluted net income per share resulting from the elimination of stock-based compensation.